UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


05060582

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

National Grid plc fka
National Grid Transco plc
Exact name of registrant as specified in charter

0001004315
Registrant CIK Number

U5S FOR Y.E. 3/31/05
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

030-00354
SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westborough, State of Massachusetts, July 28 20 05.

(Registrant)

By: John G. Cochrane, Senior Vice President
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 20 ____, that the information set forth in this statement is true and complete.

By: ________
(Name)

____
(Title)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays

I. Use of Form SE

A. This form shall be used by an electronic filer for the submission of any required paper format exhibit pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Public Utility Holding Company Act of 1935, the Trust Indenture Act of 1939, or the Investment Company Act of 1940, provided that submission of such exhibit in paper format is permitted pursuant to Rule 201 or Rule 202 of Regulation S-T (§§232.201 and 232.202 of this chapter). It also may be used for the submission of any other paper format document permitted by Rule 311 of Regulation S-T (§232.311 of this chapter).

B. Attention is directed to the General Rules and Regulations under the Securities Act of 1933, the Securities Exchange Act of 1934, the Trust Indenture Act of 1939, the Public Utility Holding Company Act of 1935 and the Investment Company Act of 1940. Requirements applicable to electronic submission are set forth in Regulation S-T (Part 232 of this chapter) and the EDGAR Filer Manual.

II. Preparation and Filing of the Form

A. Four complete copies of the Form SE and three complete copies of exhibits filed thereunder shall be submitted in paper format.

B. The Form SE shall be submitted in the following manner:

1. If the subject of a temporary hardship exemption is an exhibit only, the exhibit shall be filed under cover of this form no later than one business day after the date on which the exhibit was to be filed electronically.

2. An exhibit filed pursuant to a continuing hardship exemption, or any other document filed in paper under cover of Form SE (other than an exhibit filed pursuant to a temporary hardship exemption), as allowed by Rule 311 of Regulation S-T, may be filed up to six business days prior to, or on the date of filing of, the electronic format document to which it relates but shall not be filed after such filing date. If a paper document is submitted in this manner, requirements that the document be filed with, provided with or accompany the electronic filing shall be satisfied. Any requirements as to delivery or furnishing the information to persons other than the Commission shall not be affected by this Instruction.

C. The registrant, or person other than the registrant, shall identify the documents being filed. Attach any paper format exhibit and an exhibit index as required by Item 601 of Regulation S-K (§229.601 of this chapter).

D. One copy of the form shall be manually signed by each person on whose behalf the form is submitted or by an authorized representative. If the form is signed by the authorized representative of a person (other than an executive officer or general partner), evidence of the authority of the representative to sign on behalf of such person shall be filed with the form, provided, however, that a power of attorney for this purpose that is already on file with the Commission may be incorporated by reference.

E. If the form is submitted in connection with a temporary hardship exemption, signatures may be in typed form rather than manual format.


NATIONAL GRID TRANSCO PLC
NATIONAL GRID (US) HOLDINGS LTD
LATTICE GROUP PLC
NGG FINANCE PLC
NATIONAL GRID HOLDINGS ONE PLC
See page 2
NGG FINANCE (NO 1) LIMITED
See Page 3


NATIONAL GRID (US) HOLDINGS LTD
NATIONAL GRID (US) INVESTMENTS 4
NATIONAL GRID (US) INVESTMENTS 2
NATIONAL GRID (US) INVESTMENTS 5
NATIONAL GRID (US) INVESTMENTS 6
NATIONAL GRID (US) PARTNER 1 LTD
NATIONAL GRID (US) PARTNER 2 LTD
NATIONAL GRID TWELVE LTD
NATIONAL GRID GENERAL PARTNERSHIP
NATIONAL GRID EIGHT LTD
NATIONAL GRID ELEVEN LTD
NGT ONE LIMITED
NATIONAL GRID US LLC
NATIONAL GRID HOLDINGS INC
NG CHICAGO 1 LLC
NGT THREE LIMITED
NATIONAL GRID TEN
NATIONAL GRID USA
NGG (DELAWARE) LLC
NGT TWO LIMITED
NATIONAL GRID US 6 LLC


NATIONAL GRID HOLDINGS ONE PLC
NATIONAL GRID EIGHTEEN LTD
NATIONAL GRID IRELAND THREE
NATIONAL GRID NETHERLANDS ONE BV
NATIONAL GRID NETHERLANDS TWO BV
NATIONAL GRID NETHERLANDS THREE BV
NATIONAL GRID HOLDINGS LTD
TOREN CV
NATIONAL GRID SEVENTEEN LTD
NATIONAL GRID FIFTEEN LTD
NATIONAL GRID SIXTEEN LTD
NG MALTA ONE LTD
NATIONAL GRID TWENTY LIMITED
NG MALTA TWO LTD
(in liquidation)